Sichenzia Ross Friedman Ference LLP
61 Brodway, 32nd Floor  New York NY 10006
Tel 212 930 9700 Fax 212 930 9725   www.srff.com

December 21, 2007

Jeffrey Gordon, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:            Form 8-K Item 4.01 filed December 13,2 007
File #0-27045

Dear Mr. Gordon:

This firm represents Heartland, Inc. (the “Company”) in the above-referenced matter.  Below, please find our responses to your December 19, 2007 comment letter:

1.
Please amend your Item 4.01 Form 8-K to state whether during the registrant’s period of engagement, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(l)(iv) and (v) of Regulation S-B.

Response

We have revised the Form 8K as requested to disclose that there were no disagreements between the Company and the Former Auditor.

2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response

We have revised to include an updated Exhibit 16.

The Company has acknowledged that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494

Sincerely,

/s/Stephen Fleming

Stephen Fleming